

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

5 June 2007



Office of International Corporate Fin
Division of Corporate Finance
Securities and Exchange Commissio
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

FAX: 00 1 202 772 9207

FILE REFERENCE NO.
082-04569

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT

Attached please find a copy of an announcement in respect of the appointment of Roger Jenkins and Robert Le Blanc as non-executive directors of Absa Group and Absa Bank as published on the Johannesburg Securities Exchange's News Service (SENS) on Monday, 4 June 2007.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number

Yours faithfully

W R SOMERVILLE
GROUP COMPANY SECRETARY

ABSP AMAGB

ASA/ABSP - Absa Bank/Absa Group - Appointment of Non-executive Directors

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa Group or the Group)
ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
ISIN: ZAE000079810
JSE share code: ABSP
(Absa Bank)
APPOINTMENT OF ROGER JENKINS AND ROBERT LE BLANC AS NON-EXECUTIVE DIRECTORS OF ABSA GROUP AND ABSA BANK
Absa Group and Absa Bank (Absa) are pleased to announce that Roger Jenkins and Robert Le Blanc have been appointed as non-executive directors of Absa as representatives of Barclays with immediate effect.
Mr Jenkins is a Managing Director and Head of Barclays Private Equity, Principal Investments and Structured Capital Markets at Barclays Capital, based in London. He is also a member of the firm's Executive Committee. He joined Barclays in 1994. Mr Jenkins has a BA in Economics and is a member of the Institute of Bankers.
Mr Le Blanc is the Risk Director for Barclays Group, based in London, and joined Barclays in 2002 as Head of Risk Management at Barclays Capital. He has an MSc and an MBA. Mr Le Blanc is currently a member of the Board of Barclays Global Investors, and will serve on the Absa Group Audit and Compliance Committee and Group Risk Committee.
Johannesburg
4 June 2007
Enquiries
Danie Cronje
Chairman
(+2711) 350-4337
E-mail: dcronje@absa.co.za
Issued by:
Jacques Badenhorst
Head: Investor Relations
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg
Tel: (+2711) 350-4061 Fax: (+2711) 350-6487
E-mail: jacques.badenhorst@absa.co.za
Sponsor:
Merrill Lynch South Africa (Proprietary) Limited
Date: 04/06/2007 15:37:01 Produced by the JSE SENS Department.



Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

5 June 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

FAX: 00 1 202 772 9207

FILE REFERENCE NO.
082-04569

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT

Attached please find a copy of an announcement in respect of the appointment of Roger Jenkins and Robert Le Blanc as non-executive directors of Absa Group and Absa Bank as published on the Johannesburg Securities Exchange's News Service (SENS) on Monday, 4 June 2007.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number

Yours faithfully

W R SOMERVILLE
GROUP COMPANY SECRETARY

ABSP AMAGB

ASA/ABSP - Absa Bank/Absa Group - Appointment of Non-executive Directors

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa Group or the Group)
ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
ISIN: ZAE000079810
JSE share code: ABSP
(Absa Bank)

APPOINTMENT OF ROGER JENKINS AND ROBERT LE BLANC AS NON-EXECUTIVE DIRECTORS OF ABSA GROUP AND ABSA BANK

Absa Group and Absa Bank (Absa) are pleased to announce that Roger Jenkins and Robert Le Blanc have been appointed as non-executive directors of Absa as representatives of Barclays with immediate effect.

Mr Jenkins is a Managing Director and Head of Barclays Private Equity, Principal Investments and Structured Capital Markets at Barclays Capital, based in London. He is also a member of the firm's Executive Committee. He joined Barclays in 1994. Mr Jenkins has a BA in Economics and is a member of the Institute of Bankers.

Mr Le Blanc is the Risk Director for Barclays Group, based in London, and joined Barclays in 2002 as Head of Risk Management at Barclays Capital. He has an MSc and an MBA. Mr Le Blanc is currently a member of the Board of Barclays Global Investors, and will serve on the Absa Group Audit and Compliance Committee and Group Risk Committee.

Johannesburg
4 June 2007

Enquiries
Danie Cronje
Chairman
(+2711) 350-4337
E-mail: dcronje@absa.co.za
Issued by:
Jacques Badenhorst
Head: Investor Relations
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg
Tel: (+2711) 350-4061 Fax: (+2711) 350-6487
E-mail: jacques.badenhorst@absa.co.za

Sponsor:
Merrill Lynch South Africa (Proprietary) Limited

Date: 04/06/2007 15:37:01 Produced by the JSE SENS Department.

END